January 18, 2007

Nicole M. Runyan
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Re: Cohen & Steers Reit and Utility Income Fund, Inc.
        SEC File Numbers: 811-21437; 333-139560
        Filed on December 21, 2006

        Cohen & Steers Select Utility Fund, Inc.
        SEC File Numbers: 811-21485; 333-139563
        Filed on December 21, 2006

Dear Ms. Runyan:

        We have reviewed the registration statements on Form N-2 filed on behalf of
Cohen & Steers REIT and Utility Income Fund, Inc., and Cohen & Steers Select Utility
Fund, Inc. (the "Funds"). The Funds filed the registration statements to register
additional Auction Market Preferred Shares ("AMPS"). Your letter stated that the
disclosure in the registration statements contains no material changes since the last
AMPS offerings.   Based on your representations, we limited our review of the filings.
Please note that comments given in one section or prospectus apply to other sections or
prospectus that contain the same or similar disclosure. We have the following comments.

<u>Prospectus - Cohen & Steers REIT and Utility Income Fund, Inc.</u>

1.   The cover page states, "Under normal market conditions, the Fund invests at least
80% of its managed assets in a portfolio of securities issued by **real estate companies,
such as real estate investment trusts or "REITs,"** and companies engaged in the
utilities industry ("utility companies")." (Emphasis added.) However, page 7 states, "At
any time, under normal circumstances, at least 80% of the Fund's managed assets will be
invested in securities **issued by REITs** and utility companies." (Emphasis added.)
Because the name of the Fund includes REIT and not Real Estate Companies, please
revise all references of the 80% test to refer to REITS instead of Real Estate Companies.

U.S. Federal Income Tax Treatment of the Fund, page 87

2.   Page 87 states, "Such distributions generally would be eligible (i) for the DRD available to corporate stockholders and (ii) **for treatment as qualified dividend income in the case of individual stockholders."** (Emphasis added.) However, dividends paid by REITs are generally not considered "qualified dividend income" eligible for reduced rates of taxation.   Please confirm in a letter to the staff that the bolded statement is correct.

Financials

3.   According to the prospectus for the Cohen & Steers Select Utility Fund, the Fund will invest at least 80% of its managed assets in equity securities of utility companies. In reviewing the December 31, 2005 schedule of investments, it appears that only 77% of the Fund's managed assets were invested in equity securities of utility companies. Please explain.

4.   In the Financial Highlights for the Cohen & Steers Select Utility Fund and the Cohen & Steers REIT and Utility Income Fund, the asset coverage per share is presented as a dollar amount ($70,748 and $73,504, respectively, for the year ended 12/31/05). Please conform the presentation of asset coverage to the specifications in Section 18(h) of the Investment Company Act of 1940, including the ratio presentation. In addition, please explain to the staff how the Funds calculated the asset coverage per share.

General

5.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

6.   If you intend to omit certain information from the form of prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment

7.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

8.   Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their

management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, for each of the Funds, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * * *

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel